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                          January 28, 2022

       Diedre Gray
       Secretary
       BellRing Distribution, LLC
       2503 S. Hanley Road
       St. Louis, Missouri 63144

                                                        Re: BellRing
Distribution, LLC
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed on January
24, 2022
                                                            File No. 333-261873

       Dear Ms. Gray:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 13, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4 and Form S-1

       General

   1. Please revise this Amendment No.1 to the Registration Statement on Form S-4 and Form
                                                        S-1, to comply with our
comments issued on Amendment No. 1 to the Registration
                                                        Statement on Form S-4,
file no. 333-261741, filed on January 21, 2022.
 Diedre Gray
FirstName  LastNameDiedre
BellRing Distribution, LLC Gray
Comapany
January 28,NameBellRing
            2022          Distribution, LLC
January
Page 2 28, 2022 Page 2
FirstName LastName
        You may contact Beverly Singleton at (202)-551-3328 or Kevin Woody at
(202)-551-
3629 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202)-551-4985 or Sergio Chinos at
(202)-551-7844
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing